UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2013

Or

☐    TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from __________________ to __________________

Commission file number 1-32525

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
AMERIPRISE FINANCIAL 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AMERIPRISE FINANCIAL, INC.
55 Ameriprise Financial Center
Minneapolis, MN 55474

Ameriprise Financial 401(k) Plan
 Financial Statements and Supplemental Schedule

December 31, 2013 and 2012
with Report of Independent Registered Public Accounting Firm

Ameriprise Financial 401(k) Plan
Form 11-K

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Ameriprise Financial 401(k) Plan:
In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Ameriprise Financial 401(k) Plan (the “Plan”) at December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Minneapolis, Minnesota
June 26, 2014

Ameriprise Financial 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2013	2012

Assets
Cash	$189,331	$160,073
Investments at fair value:
Mutual funds	79,502,766	311,282,520
Collective investment funds	767,966,195	364,522,213
Ameriprise Financial Stock Fund	189,519,702	115,432,025
Personal Choice Retirement Account	248,551,484	197,816,667
Income Fund	131,525,981	123,234,929
Total investments at fair value	1,417,066,128	1,112,288,354
Receivables:
Accrued income	43,190	1,058
Due from broker	1,830,131	2,911,857
Employer contributions, net of forfeitures	921,701	830,324
Participant loans	30,954,826	28,551,371
Total assets	1,451,005,307	1,144,743,037

Liabilities
Due to broker	14,132,988	5,067,459
Accrued expenses	228,699	—
Total liabilities	14,361,687	5,067,459
Net assets available for benefits, before adjustment to contract value	1,436,643,620	1,139,675,578
Adjust fully benefit-responsive investment contracts to contract value	(739,149)	(2,848,092)
Net assets available for benefits at end of year	$1,435,904,471	$1,136,827,486
See Notes to Financial Statements.

Ameriprise Financial 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2013	2012
Contributions:
Employer, net of forfeitures	$41,404,904	$41,818,891
Participant	76,635,537	74,218,000
Participant rollovers	5,802,792	4,507,261
Total contributions	123,843,233	120,544,152
Investment income:
Interest	1,845,099	2,442,664
Dividends	9,001,692	10,665,521
Net realized/unrealized appreciation:
Mutual funds	59,280,711	39,090,315
Collective investment funds	119,531,475	35,982,471
Ameriprise Financial Stock Fund	90,168,963	25,679,806
Personal Choice Retirement Account	35,136,335	18,264,202
Total net realized/unrealized appreciation	304,117,484	119,016,794
Total investment income	314,964,275	132,124,979
Other income	3,472,077	1,467,020
Interest on participant loans	998,011	955,428
Total additions	443,277,596	255,091,579
Administrative expenses	(1,562,744)	(1,573,598)
Withdrawal payments	(142,637,867)	(80,510,274)
Net increase in net assets available for benefits	299,076,985	173,007,707
Net assets available for benefits at beginning of year	1,136,827,486	963,819,779
Net assets available for benefits at end of year	$1,435,904,471	$1,136,827,486
See Notes to Financial Statements.

Ameriprise Financial 401(k) Plan
Notes to Financial Statements
December 31, 2013

1.  Description of the Plan
General
The Ameriprise Financial 401(k) Plan (the “Plan”), which became effective October 1, 2005, is a defined contribution plan. Under the terms of the Plan, regular full-time and part-time employees of Ameriprise Financial, Inc. and its participating subsidiaries (the “Company”) can make contributions to the Plan and are eligible to receive Company contributions in the pay period in which they complete 60 days of service.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The following is not a comprehensive description of the Plan, and therefore, does not include all situations and limitations covered by the Plan. Participants should refer to the Plan document for more complete information.
Results for the prior year ended December 31, 2012 have been updated to reflect revenue sharing payments and administrative expenses on a gross basis as separate lines in the Plan's Statement of Changes in Net Assets Available for Benefits, which conforms to the presentation used for the year ended December 31, 2013. Previously, these amounts were included net in withdrawal payments. The prior year amounts for revenue sharing payments and administrative expenses are reflected on a cash basis and therefore the Plan recorded an adjustment in 2013 to reflect the correct accrued income and accrued expense balances as of December 31, 2013. The adjustments are not material to the Plan's financial statements.
Administration of Plan Assets
Wells Fargo Bank, N.A is the Plan’s recordkeeper and the trustee of all plan assets, with the exception of the Schwab Personal Choice Retirement Account (“PCRA”) for which Charles Schwab Trust Company is the trustee. The Plan is administered by the Ameriprise Financial Employee Benefits Administration Committee (“EBAC”). The Ameriprise Financial 401(k) Investment Committee (“KIC”) selects and monitors the investment options offered to participants under the Plan and oversees matters related to Plan investments (excluding the Ameriprise Financial Stock Fund and investments selected by participants under the PCRA). Members of the EBAC and KIC are appointed by appointing fiduciaries as specified in the Plan.
Contributions
Elective Contributions
Each pay period, eligible participants may make pretax and/or Roth 401(k) contributions (up to 80% of eligible compensation), and after-tax contributions (up to 10% of eligible compensation) or a combination of any of the three, not to exceed 80% of their eligible compensation to the Plan through payroll deductions. The Internal Revenue Code of 1986, as amended (the “Code”), imposes a limitation on participants’ pretax and Roth 401(k) contributions to plans, which are qualified under Code Section 401(k), and other specified tax favored plans. This limit per the Code was $17,500 and $17,000 for employees under age 50 and $23,000 and $22,500 for employees age 50 and older for 2013 and 2012, respectively. The Plan complied with nondiscrimination requirements under the Code for both 2013 and 2012.

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2013

Fixed Match Contributions
The Company matches 100% of the first 5% of eligible compensation an employee contributes on a pretax and/or Roth 401(k) basis for each pay period. At the end of each year, the Company completes a fixed match true-up to ensure the fixed match contribution provided by the Company is equal to the lesser of the 5% of eligible compensation or the participants’ annual deferral rate average.
Limit on Contributions
For purposes of the Plan, eligible compensation is a participant’s regular cash compensation up to $255,000 and $250,000 for 2013 and 2012, respectively, before tax deductions and certain other withholdings. Eligible compensation for all employees includes performance related cash bonuses, overtime, commissions and certain other amounts in addition to regular earnings.
Rollover Contributions
A rollover is a transfer to the Plan of a qualified distribution in accordance with the provisions of the Plan. Rollovers into the Plan are not eligible for Company match contributions.
Vesting
Participants are immediately vested in their pretax, Roth 401(k), after-tax, and rollover contributions and income and appreciation on such contributions. Company contributions are vested on a five-year graded schedule of 20% per year of service with the Company or if the participant attains age 65 as an active employee, or becomes disabled or deceased while employed. Company contributions not vested at the time of termination of employment are forfeited and can be used to pay plan expenses or future Company contributions. Forfeitures for the plan years ended December 31, 2013 and 2012 were $2,689,358 and $1,761,995, respectively.
Tax Status
As long as the Plan remains qualified and remains tax exempt, amounts invested in the Plan through participant and Company contributions and rollovers, as well as the income and appreciation on such amounts, are not subject to federal income tax until distributed to the participant. See Note 8 for additional information on the Plan's tax status.
Distributions and Withdrawals
If employment ends, participants are eligible to receive a distribution of their vested account balance. Participants (or their beneficiaries) may elect to receive their accounts as a single lump-sum distribution in cash, whole shares of common stock, mutual fund shares held under the PCRA, or a combination of cash and shares. Termed participants can defer payments until age 70½.
Participants may be eligible to request an in-service withdrawal of all or a portion of their vested account balance subject to limitations under the terms of the Plan and certain tax penalties imposed by the Code. Participants may elect to receive their withdrawal in cash, whole shares of common stock, mutual fund shares held under the PCRA, or a combination of cash and shares.

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2013

Loan Program
Participants may borrow from their fund accounts a minimum of $500 and up to a maximum of the lesser of $50,000 or 50% of their vested account balance. The administrative loan origination fee of $75 per loan is paid by the participant and is deducted from the proceeds of the loan. Loan terms range up to 59 months or up to 359 months if the loan is used towards the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear a fixed interest rate of the prime rate as reported in the Wall Street Journal on the first business day of the month before the date the loan is originated. Principal and interest payments are deducted automatically from the participant’s pay each period. If the participant’s service with the Company ends for any reason, the entire principal and interest of any outstanding loan is due and payable within 45 days. A loan is considered in default if payments are not received by the Plan within 90 days following the date payment is due under the note. Loans not repaid within that time frame are reported as taxable distributions.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
2.  Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Plan Fees and Expenses
Administrative expenses, which may include recordkeeping, participant servicing, legal fees, trustee fees, and investment consulting fees, among other expenses, are paid by Plan participants and recorded as incurred, unless paid by the Company. Administrative expenses also include expenses related to the PCRA and loan origination fees. The Company currently pays a portion of the administrative expenses, including fees of the auditors, legal fees and certain investment managers.
On a quarterly basis, revenue sharing payments received from certain of the Plan's investment options are deposited into a dedicated expense account in the Plan. These payments are reported as Other income in the Statement of Changes in Net Assets Available for Benefits. Amounts deposited in the dedicated expense account are used to pay eligible administrative expenses of the Plan.
Fees paid to investment managers are paid from the fees associated with the investment options offered by the Plan, unless paid by the Company. In addition, expenses related to the investment of the Plan funds, for example, brokerage commissions, stock transfer or other taxes and charges incurred for the purchase or sale of the funds’ investments, as opposed to administrative expenses, are generally paid by the Plan participants out of the applicable investment. Fees paid out of an investment reduce the return of that investment.

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2013

Other Income
Other income includes revenue sharing payments which are recorded when earned. During a recent internal audit of the Plan, a fee discrepancy was discovered and a special allocation of positive adjustments was made to the Plan to resolve the discrepancy. The adjustment amount was calculated based on investment fund balances in affected funds from September 2010 to March 2013. Other income for the Plan year ended December 31, 2013 includes this special allocation.
Valuation of Investments and Income Recognition
Investments are reported at fair value. See Note 5 for information on the Plan’s accounting policies related to valuation of investments. Defined contribution plans are required to report fully benefit-responsive investment contracts at contract value and also report fair value; therefore, a reconciliation of fair value to contract value is presented on the Statements of Net Assets Available for Benefits.
Purchases and sales of securities are reflected on a trade-date basis. The cost of securities sold is determined using the average cost method. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned. As required by the Plan, all dividend and interest income is reinvested into the same investment funds in which the dividends and interest arose. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as the change in fair value of assets.
Participant Loans
Participant loans are measured at their unpaid principal balance plus any accrued but unpaid interest, which is a reasonable estimate of fair value due to restrictions on the transfers of these loans. Interest income on participant loans is recorded when it is earned.
Withdrawal Payments
Withdrawal payments are recorded when paid.
3.  Investments
Investment Elections
A participant may currently elect to invest contributions in any combination of investment funds in increments of 1% and change investment elections for future contributions or transfer existing account balances on any business day the New York Stock Exchange is open. Investment funds may impose redemption restrictions.
Investment Options
Effective September 13, 2013, as a result of future changes in the fee structure for the Plan, several investment options were changed to share classes that do not include revenue sharing. See Note 11 for additional information on the changes in the fee structure, which are effective in the fourth quarter of 2014.
A summary of investment options at December 31, 2013 is set forth below:
Mutual Funds
Columbia Mid Cap Value Opportunity Fund (Class Y), a mutual fund offered to the general public, is managed by Columbia Management Investment Advisers, LLC, a wholly-owned subsidiary of the Company. Alger Small Cap Growth Fund (Class Z) is managed by Alger Group.

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2013

Collective Investment Funds
Columbia Trust Large Cap Index Fund A (previously named RiverSource Trust Equity Index Fund III), Columbia Trust Balanced Fund (Class I), Columbia Trust Contrarian Core Fund I, Columbia Trust Intermediate Bond Fund A and Columbia Trust Diversified Equity Income Fund I are collective funds, managed by Ameriprise Trust Company, a wholly owned subsidiary of the Company. The investment strategy for the Columbia Trust Large Cap Index Fund A is to approximate, as closely as possible, the rate of return of the S&P 500 Index, an unmanaged index. The investment strategy for the Columbia Trust Balanced Fund (Class I) is to provide a balance of growth of capital and current income by investing in a portfolio that is primarily balanced between common stocks and fixed income securities. The investment strategy for the Columbia Trust Contrarian Core Fund I is to provide long-term growth of capital. Under normal market conditions, the fund invests at least 80% of its net assets in equity securities of companies listed on U.S. exchanges with market capitalizations greater than $5 billion at the time of purchase. The universe of stocks from which the portfolio managers select investments is that of the fund’s benchmark, the S&P 500 Index. The fund may hold both growth and value stocks. The investment strategy for the Columbia Trust Intermediate Bond Fund A is to provide a high level of current income, conserving the value of the investment for the longest period of time. The fund invests primarily in corporate bonds, at least 50% in the higher-rated, lower-risk bond categories, or their equivalent, and in government bonds. The investment strategy for the Columbia Trust Diversified Equity Income Fund I is to provide a high level of current income with steady growth of capital as a secondary objective. The fund invests primarily in large-cap stocks but may invest in some mid- and small-cap stocks as well.
Wellington Trust Mid Cap Growth Portfolio Fund and Wellington Trust Large Cap Growth Portfolio Fund (Series 1) are managed by Wellington Management Company LLP. The investment strategy for the Wellington Trust Large Cap Growth Portfolio Fund and Wellington Trust Mid Cap Growth Portfolio Fund, respectively, is to provide long-term total return in excess of the Russell 1000 Growth Index and provide shareholders with long-term growth of capital.
Waddell & Reed International Core Equity CIT Fund (Class 2) is managed by Waddell & Reed Investment Management Company. The investment strategy for the Waddell & Reed International Core Equity CIT Fund is to invest the portfolio via a disciplined approach that seeks investment opportunities around the world, preferring cash generating, well-managed and reasonably valued companies that are exposed to themes which should yield above average growth.
The ING Target Solution Trust Funds are managed by ING Investment Trust Company. The investment strategy of the ING Target Solution Trust Funds is to outperform its primary benchmark, the S&P Target Date Index, as well as the internally developed strategic allocation benchmark which is comprised of the weighted average of each of the Fund’s strategic asset allocations.
Victory Small Cap Value Collective Fund (85) is managed by Victory Capital Management. Victory’s Small Cap Value strategy employs a bottom-up, classic value investment process to build a diversified portfolio of small cap companies which Victory Capital Management believes to be undervalued and offering above-average total return potential.

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2013

Ameriprise Financial Stock Fund
The Ameriprise Financial Stock Fund is an Employee Stock Ownership Plan (“ESOP”) that invests primarily in the Company’s common stock, purchased in either the open market or directly from the Company, and in cash or short-term cash equivalents.
Personal Choice Retirement Account
The PCRA, the Plan’s self-directed brokerage option, gives participants the freedom to choose from thousands of mutual fund products (including Columbia Funds). It also provides the ability to invest in exchange-traded funds and closed-ended mutual funds. Ameriprise Financial, Inc. was formerly a wholly owned subsidiary of American Express Company (“American Express”). On September 30, 2005, Ameriprise Financial, Inc. spun-off from American Express. As a result, American Express common stock was an investment option as specified by the plan. Employees had the option to transfer the value of the American Express common stock to another investment in the plan or transfer it to the self-directed brokerage option. American Express Company common stock may be held in the PCRA on a hold or sell basis only and, with the exception of reinvestment of dividends, new purchases are not allowed.
Income Fund
The Income Fund is a stable value separately managed account which invests primarily in various book value wrap contracts with varying maturities, sizes and yields, offered by insurance companies, banks or financial institutions, which are backed by fixed income securities issued by the U.S. government and its agencies. See Note 4 for a more comprehensive discussion of book value wrap contracts. Ameriprise Trust Company is the investment manager for the Income Fund. The Income Fund also invests in the Columbia Trust Government Money Market Fund (which invests primarily in short-term debt instruments issued by the U.S. government and its agencies), the RiverSource Trust Government Income Fund (which invests primarily in U.S. Treasury, agency and mortgage backed securities), the Columbia Trust Short Term Conservative Government Bond Fund (which invests primarily in U.S. Treasury, agency and mortgage backed securities), the Met Life Insurance Stable Value Government Separate Account (which invests primarily in U.S. Treasury, agency and mortgage backed securities), and the RiverSource Trust Stable Capital Fund I (which invests primarily in book value wrap contracts with varying maturities, sizes and yields, which are backed by a diversified pool of U.S. Treasury, agency and mortgage backed securities). The investment objective of the Income Fund is to preserve principal and income, while maximizing current income. There is no assurance that the Income Fund will meet its objective.
At December 31, 2013 and 2012, investments with a fair value representing 5% or more of the Plan’s net assets available for benefits were as follows:

Description	Number of Shares	Cost	Fair Value
2013
Collective Investment Funds
Columbia Trust Contrarian Core Fund 1	10,783,481	$107,978,954	$118,726,129
Columbia Trust Large Cap Index Fund A	1,311,886	$52,982,177	$79,526,525
Waddell & Reed International Core Equity CIT Fund	5,637,422	$57,525,306	$72,835,498
Ameriprise Financial Stock Fund
Ameriprise Financial, Inc. Common Shares	1,624,397	$62,527,884	$186,886,875

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2013

Description	Number of Shares	Cost	Fair Value
2012
Mutual Funds
Columbia Contrarian Core Fund	5,604,081	$83,900,895	$90,617,988
Collective Investment Funds
RiverSource Trust Equity Index Fund III	1,281,915	$46,928,469	$58,750,186
Ameriprise Financial Stock Fund
Ameriprise Financial, Inc. Common Shares	1,832,890	$69,761,876	$114,749,950
4.  Book Value Wrap Contracts
Book value wrap contracts are fully benefit-responsive and comprised of both an investment and a contractual component. The investment component consists of units of collective investment funds with fixed income strategies and a pooled portfolio of actively managed fixed income securities, referred to as the Covered Assets, which may be owned by the Income Fund or in some cases the third party that underwrites the performance of the Covered Assets for the benefit of the Income Fund. The securities owned by the third party are held in a Separate Account and are not subject to the liabilities of the general account of the third party. The Covered Assets include U.S. Treasury, agency and mortgage backed securities. The Income Fund enters into book value wrap contracts (the contractual component) with third parties, generally insurance companies, banks or financial institutions, to underwrite the performance of the Covered Assets from the risk of adverse interest rate movements. Under these contracts, the third party is obligated to provide sufficient funds to cover participant benefit withdrawals and certain types of investment transfers regardless of the market value of the Covered Assets. While the contracts are designed to protect the Income Fund against interest rate risk, the Income Fund is still exposed to risk if issuers of Covered Assets default on payment of interest or principal or upon the occurrence of certain events, described below, involving the Income Fund, its plan sponsor or its investment manager.
Fully benefit-responsive book value wrap contracts held by a separately managed account created for a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive book value wrap contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents the face amount of the contract plus accrued interest at the contract rate. Therefore, the Statements of Net Assets Available for Benefits presents the fair value of the Covered Assets and the fair value of the book value wrap contracts as well as the adjustment of the book value wrap contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2013

Certain events may limit the ability of the Income Fund to transact at contract value with the book value wrap contract issuers for participant benefit payments or investment transfers. Possible events include a transfer from the Income Fund in violation of the equity wash required by the book value wrap contracts. An equity wash restriction prohibits money from being moved directly from the Income Fund to the PCRA, without first being invested in another investment fund for 90 days. After the 90 days, the assets may be transferred from the other investment fund to the PCRA. Other possible events include participant-directed withdrawals that occur due to a plan sponsor-initiated event, such as the implementation of an early retirement program or facility closing, of which the book value wrap contract issuer has not been made aware or a request by the trustee to terminate a contract at market value. While these events are not probable, it is possible that they could occur.
Certain events may allow the book value wrap contract issuer to terminate a book value wrap contract and settle at the market value of the Covered Assets, as opposed to contract value. These events may include the termination of the Plan or the Trust holding the Income Fund assets, the replacement of the trustee of the Income Fund without the consent of the book value wrap contract issuer, a change in the investment guidelines, administration or policies of the Income Fund that may cause a material adverse effect on the book value wrap contract issuer, a breach of the contract terms by a counterparty, a legal or regulatory event such as a ruling by a regulatory agency governing the Income Fund, its investment manager or the book value wrap contract issuer that may cause material adverse effect to a party under the book value wrap contract, or the failure of the Trust to be tax-exempt under the Internal Revenue Code.
The crediting rate of a book value wrap contract is the rate at which the Income Fund will recognize income on Covered Assets. The rate is tied to the performance and duration of the Covered Assets and is generally reset quarterly. The weighted average crediting rates on the book value wrap contracts were 1.63% and 1.90% at December 31, 2013 and 2012, respectively. The average yield on the book value wrap contracts was (0.16)% for 2013 compared to 2.03% for 2012.
5.  Fair Value Measurements
U.S. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit price. The exit price assumes the asset or liability is not exchanged subject to a forced liquidation or distressed sale.
Valuation Hierarchy
The Plan categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Plan’s valuation techniques. A level is assigned to each fair value measurement based on the lowest level input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

Level 1	Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.

Level 2	Prices or valuations based on observable inputs other than quoted prices in active markets for identical assets and liabilities.

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2013

The following tables present the balances of assets measured at fair value on a recurring basis:

	December 31, 2013
	Level 1	Level 2	Level 3	Total
Investments
Mutual funds:
U.S. equity securities	$79,502,766	$—	$—	$79,502,766
Total mutual funds	79,502,766	—	—	79,502,766
Collective investment funds:
U.S. equity securities	—	399,944,415	—	399,944,415
U.S. fixed income securities	—	46,223,163		46,223,163
Non-U.S. equity securities	—	72,835,498	—	72,835,498
Balanced	—	248,963,119		248,963,119
Total collective investment funds	—	767,966,195	—	767,966,195
Ameriprise Financial Stock Fund
Money market fund	2,632,827	—	—	2,632,827
Common stock	186,886,875	—	—	186,886,875
Total Ameriprise Financial Stock Fund	189,519,702	—	—	189,519,702
Personal Choice Retirement Account:
Money market fund	23,487,551	—	—	23,487,551
Common stock	23,327,003	—	—	23,327,003
Mutual funds:
U.S. equity securities	100,281,829	—	—	100,281,829
U.S. fixed income securities	26,303,908	—	—	26,303,908
Balanced	15,276,953	—	—	15,276,953
Non-U.S. securities(1)	34,078,050	—	—	34,078,050
Exchange-traded funds(1)	25,796,190	—	—	25,796,190
Total Personal Choice Retirement Account	248,551,484	—	—	248,551,484
Income Fund:
U.S. government and agency securities	16,783,122	66,336,027	—	83,119,149
Collective investment funds:
U.S. fixed income securities	—	32,243,183	—	32,243,183
Pooled separate accounts	—	16,139,073	—	16,139,073
Wrapper contracts	—	—	24,576	24,576
Total Income Fund	16,783,122	114,718,283	24,576	131,525,981
Total investments at fair value	$534,357,074	$882,684,478	$24,576	$1,417,066,128
(1) Includes both equity and fixed income securities.

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2013

	December 31, 2012
	Level 1	Level 2	Level 3	Total
Investments
Mutual funds:
U.S. equity securities	$219,594,059	$—	$—	$219,594,059
U.S. fixed income securities	59,167,458	—	—	59,167,458
Balanced	32,521,003	—	—	32,521,003
Total mutual funds	311,282,520	—	—	311,282,520
Collective investment funds:
U.S. equity securities	—	132,236,259	—	132,236,259
Non-U.S. equity securities	—	55,793,286	—	55,793,286
Balanced	—	176,492,668		176,492,668
Total collective investment funds	—	364,522,213	—	364,522,213
Ameriprise Financial Stock Fund
Money market fund	682,075	—	—	682,075
Common stock	114,749,950	—	—	114,749,950
Total Ameriprise Financial Stock Fund	115,432,025	—	—	115,432,025
Personal Choice Retirement Account:
Money market fund	20,017,739	—	—	20,017,739
Common stock	19,103,982	—	—	19,103,982
Mutual funds:
U.S. equity securities	74,464,297	—	—	74,464,297
U.S. fixed income securities	26,611,641	—	—	26,611,641
Balanced	14,808,705	—	—	14,808,705
Non-U.S. securities(1)	26,413,282	—	—	26,413,282
Exchange-traded funds(1)	16,397,021	—	—	16,397,021
Total Personal Choice Retirement Account	197,816,667	—	—	197,816,667
Income Fund:
U.S. government and agency securities	14,519,973	55,576,489	—	70,096,462
Collective investment funds:
U.S. fixed income securities	—	36,962,218	—	36,962,218
Pooled separate accounts	—	16,145,073	—	16,145,073
Wrapper contracts	—	—	31,176	31,176
Total Income Fund	14,519,973	108,683,780	31,176	123,234,929
Total investments at fair value	$639,051,185	$473,205,993	$31,176	$1,112,288,354
(1) Includes both equity and fixed income securities.

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2013

The following table provides a summary of changes in Level 3 assets measured at fair value on a recurring basis:

	Wrapper Contracts
	2013		2012
Balance, January 1	$31,176		$519,979
Total losses included in:
Net realized/unrealized appreciation	(6,600)		(488,803)	(2)
Balance, December 31	$24,576		$31,176
Change in unrealized losses included in investment income relating to assets held at December 31, 2013 and 2012	$(6,600)	(1)	$(488,803)	(1)
(1) Included in net realized/unrealized appreciation in the Statements of Changes in Net Assets Available for Benefits.
(2) In 2012, the Plan re-evaluated the valuation approach for wrapper agreements, which resulted in $402,442 of unrealized depreciation.

The Company recognizes transfers between levels of the fair value hierarchy as of the beginning of the plan year in which each transfer occurred. There were no transfers of assets between levels for the plan years ended December 31, 2013 and 2012.
Determination of Fair Value
The Plan uses valuation techniques consistent with the market and income approaches to measure the fair value of its assets. The Plan’s market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets. The Plan’s income approach uses valuation techniques to convert future projected cash flows to a single discounted present value amount.
When applying either approach, the Plan maximizes the use of observable inputs and minimizes the use of unobservable inputs.
The following is a description of the valuation techniques used to measure fair value and the general classification of these instruments pursuant to the fair value hierarchy.
Investments
Mutual Funds
The fair value of mutual funds is determined by the net asset value (“NAV”) which represents the exit price. Mutual funds are classified as Level 1 as they are traded in active markets and quoted prices are available.
Collective Investment Funds
The fair value of collective investment funds is determined by the NAV which represents the exit price. Collective investment funds are classified as Level 2 as they are traded in principal-to-principal markets with little publicly released pricing information. Collective investment funds allow for daily redemptions but may require advance notice in certain circumstances. There were no unfunded commitments for the Collective Investment Funds.

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2013

Ameriprise Financial Stock Fund
The fair value of the assets of the Ameriprise Financial Stock Fund is determined using quoted prices in active markets for Ameriprise Financial, Inc. common shares and is classified as Level 1. Actively traded money market funds are measured at their NAV and classified as Level 1.
Personal Choice Retirement Account
Actively traded money market funds are measured at their NAV and classified as Level 1.  The fair value of common stock and exchange-traded funds are determined using quoted prices in active markets and are classified as Level 1. The fair value of mutual funds is determined by the NAV which represents the exit price. Mutual funds are classified as Level 1 as they are traded in active markets and quoted prices are available.
Income Fund
The fair value of fixed income securities is obtained from third party pricing services, non-binding broker quotes, or other model-based valuation techniques such as the present value of future cash flows. Fixed income securities classified as Level 1 include U.S. Treasuries and those classified as Level 2 include agency mortgage backed securities, commercial mortgage backed securities, and U.S. government and agency securities. The fair value of pooled separate accounts is determined by the NAV which represents the exit price. Collective investment funds are classified as Level 2 as they are traded in principal-to-principal markets with little publicly released pricing information. The fair value of wrapper agreements is based on the present value of the difference between the current market wrapper fee rate and the current fee rate attributable to each wrapper contract. Wrapper agreements are classified as Level 3 as there are significant unobservable inputs.
6.  Transaction with Parties-in-Interest
The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan. Parties-in-interest include the Company and the trustees of the plan assets (Wells Fargo Bank, N.A. and Charles Schwab Trust Company). Transactions involving funds managed by the Company and trustees of plan assets are considered Party-in-interest transactions. These transactions, based on customary and reasonable rates, are not, however, considered prohibited transactions under Section 408(b) of ERISA and the regulations promulgated thereunder.
The Columbia Funds are managed by Columbia Management Investment Advisers, LLC. The Columbia Trust Collective Funds are maintained by Ameriprise Trust Company and distributed by Columbia Management Investment Distributors, Inc., member FINRA. Ameriprise Trust Company, a Minnesota-chartered trust company, serves as trustee and offers investment management and related services to these collective funds. These companies are wholly-owned subsidiaries of the Company. The total fair value of the Company’s common stock and the investment options managed by subsidiaries of the Company was $615,889,229 and $476,051,409 at December 31, 2013 and 2012, respectively. Fees incurred for investment management services for the Income Fund, excluding fees associated with wrap contracts which are paid by the Plan, are paid directly by the Company. See Note 2 for more information on Plan fees and expenses.

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2013

7.  Risks and Uncertainties
The Plan invests in various investment securities, which are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
8.  Income Tax Status
The Plan received a favorable determination letter from the Internal Revenue Service dated May 30, 2014 indicating that the Plan is qualified under the Code and the Trust established under the Plan is tax exempt and the Plan satisfies the requirement of Code Section 4975(e)(7) as an ESOP. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan is operated in compliance with the applicable requirements of the Code, and therefore the Plan is intended to be qualified, the Trust tax exempt and the Plan satisfies the requirements of Code Section 4975(e)(7). There are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by tax jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan believes it is no longer subject to income tax examinations for years prior to 2009.
9.  Litigation
In October 2011, a putative class action lawsuit entitled Roger Krueger, et al. vs. Ameriprise Financial, Inc., et al. was filed in the United States District Court for the District of Minnesota against the Company, certain of its present or former employees and directors, as well as certain fiduciary committees on behalf of participants and beneficiaries of the Ameriprise Financial 401(k) Plan. The alleged class period is from October 1, 2005, to the present. The action alleges that the Company breached fiduciary duties under ERISA by selecting and retaining primarily proprietary mutual funds with allegedly poor performance histories, higher expenses relative to other investment options, and improper fees paid to the Company or its subsidiaries. The action also alleges that the Company breached fiduciary duties under ERISA because it paid unreasonable record-keeping fees, used its affiliate, Ameriprise Trust Company, as the Plan trustee and record-keeper and improperly reaped profits from the sale of the record-keeping business to Wachovia Bank, N.A. On February 7, 2012, plaintiffs filed an amended complaint. On April 11, 2012, the Company filed its motion to dismiss the Amended Complaint, which was denied on November 20, 2012. On July 3, 2013, the Company moved for summary judgment on statute of limitations grounds. On March 20, 2014, the Court filed its decision, granting in part and denying in part the motion. On May 23, 2014, the Court issued a decision granting plaintiffs’ motion for class certification, which had been argued to the Court on December 10, 2013. The parties are engaged in discovery. The trial is currently scheduled for March 1, 2015. The Plan is not named as a defendant in this action.

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2013

10.  Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of amounts reported in the financial statements to amounts reported on Form 5500.

	December 31,
	2013	2012
Net assets available for benefits per the financial statements	$1,435,904,471	$1,136,827,486
Deemed distributions of participant loans	(404,958)	(414,606)
Difference between contract value and fair value of fully benefit-responsive investment contracts	739,149	2,848,092
Net assets available for benefits per Form 5500	$1,436,238,662	$1,139,260,972

	December 31,
	2013	2012
Net increase in net assets available for benefits per the financial statements	$299,076,985	$173,007,707
Change in deemed distributions of participant loans	9,648	(10,543)
Change in difference between contract value and fair value of fully benefit-responsive investment contracts	(2,108,943)	(1,023,484)
Net income per Form 5500	$296,977,690	$171,973,680
11.  Subsequent Events
The Company evaluated events or transactions that occurred after the statement of net assets available for benefits date for potential recognition or disclosure through the date the financial statements were issued.
The annual fixed match true-up contribution for the 2013 plan year which is recorded as a receivable at December 31, 2013, was posted to participant accounts on January 31, 2014.
The ING Target Solution Trust series of funds, managed by the ING Companies, was renamed Voya Target Solution Trust Funds when ING U.S. Investment Management changed their name to Voya Investment Management as of May 1, 2014. On May 9, 2014, all investments in Columbia Trust Diversified Equity Income Fund I and Columbia Mid Cap Value Opportunity Fund automatically transferred to Robeco Large Cap Value Equity Collective Investment Trust D and U.S. Mid Cap Opportunistic Value Equity CIT II (managed by Boston Company Asset Management, LLC), respectively.
On May 30, 2014, the Plan received a favorable determination letter from the Internal Revenue Service.
Beginning in the fourth quarter of 2014, a flat fee of $21 will be charged on a quarterly basis to participant accounts with a balance of $5,000 or more (including loan balances). It will be deducted proportionately from the participant's investment options. The fee will be deposited in the dedicated expense account and may be used to pay eligible administrative expenses of the Plan. The flat fee will replace the revenue sharing payments. As a result of these changes, several investment options were changed in 2013 to share classes that do not include revenue sharing. The only remaining revenue sharing is on certain PCRA investments, with such revenue sharing amounts deposited into the dedicated expense account that may be used to pay eligible administrative expenses.

Ameriprise Financial 401(k) Plan
SUPPLEMENTAL SCHEDULE

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2013

Name of Plan Sponsor:         Ameriprise Financial, Inc.
Employer Identification Number:         13-3180631
Three-Digit Plan Number:         001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value

	Mutual Funds —
	Alger Small Cap Growth Fund (Class Z)	4,670,415	$43,061,226
*	Columbia Mid Cap Value Opportunity Fund (Class Y)	3,487,229	36,441,540
	Total Mutual Funds		79,502,766

	Collective Investment Funds —
*	Columbia Trust Balanced Fund (Class I)	3,545,325	37,970,430
*	Columbia Trust Contrarion Core Fund I	10,783,481	118,726,129
*	Columbia Trust Diversified Equity Income Fund I	4,883,523	53,181,568
*	Columbia Trust Intermediate Bond Fund A	4,558,497	46,223,163
*	Columbia Trust Large Cap Index Fund A	1,311,886	79,526,525
	ING Target Solution Trust (Class 4)	606,967	6,937,765
	ING Target Solution Trust 2015 (Class 4)	1,068,555	12,582,520
	ING Target Solution Trust 2020 (Class 4)	2,085,622	25,701,438
	ING Target Solution Trust 2025 (Class 4)	2,909,115	37,080,028
	ING Target Solution Trust 2030 (Class 4)	2,744,918	35,960,475
	ING Target Solution Trust 2035 (Class 4)	2,703,782	36,152,626
	ING Target Solution Trust 2040 (Class 4)	1,893,770	25,845,958
	ING Target Solution Trust 2045 (Class 4)	1,441,325	19,859,750
	ING Target Solution Trust 2050 (Class 4)	565,044	7,784,425
	ING Target Solution Trust 2055 (Class 4)	224,117	3,087,704
	Victory Small Cap Value Collective Fund (85)	3,640,668	40,748,535
	Waddell & Reed International Core Equity CIT Fund (Class 2)	5,637,422	72,835,498
	Wellington Trust Large Cap Growth Portfolio Fund (Series 1)	1,793,674	39,765,761
	Wellington Trust Mid Cap Growth Portfolio Fund	3,669,503	67,995,897
	Total Collective Investment Funds		767,966,195

	Ameriprise Financial Stock Fund —
*	Wells Fargo Heritage Money Market Fund	2,632,827	2,632,827
*	Ameriprise Financial, Inc. Common Shares	1,624,397	186,886,875
	Total Ameriprise Financial Stock Fund		189,519,702

***	Personal Choice Retirement Account		248,551,484

*	Indicates Party-in-interest

**	Cost information not required for participant-directed investments

***	The PCRA includes Party-in-interest investment options 19

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value
Income Fund —

*	Columbia Trust Gov Money Market Fund	22,839,770	22,839,770
*	Columbia Trust Short Term Conservative Government Bond Fund	269,514	2,724,788
	MetLife Insurance Stable Value Government Separate Account	160,658	16,139,073
*	RiverSource Trust Government Income Fund	158,566	4,680,877
*	RiverSource Trust Stable Capital Fund I	74,010	1,997,748
	U.S. Government and agency securities:
	FEDERAL FARM CR BKS 5/25/16	645,000	645,290
	FEDERAL FARM CR BKS 7/15/16	405,000	405,006
	FEDERAL FARM CR BKS 6/22/15	1,000,000	1,000,493
	FEDERAL FARM CR BKS 12/6/16	320,000	320,274
	FHLB 6/8/18	2,500,000	2,451,663
	FNMA 1/20/16	395,000	397,026
	FNMA 1.625% 10/26/15	4,489,000	4,587,089
	FNMA 1.625% 11/27/18	1,750,000	1,735,402
	PRIVATE EXPT FDG CORP 1.375% 2/15/17	615,000	620,763
	U.S. TREAS NTS 0.375% 11/15/15	2,500,000	2,501,465
	U.S. TREAS NTS 0.750% 2/28/18	6,860,000	6,679,390
	U.S. TREAS NTS 1.000% 10/31/16	2,400,000	2,418,187
	U.S. TREAS NTS 1.375% 9/30/18	2,700,000	2,667,092
	U.S. TIPS 0.125% 4/15/16	1,715,000	1,863,198
	U.S. TIPS 0.500% 4/15/15	450,000	495,602
	U.S. TIPS 1.875% 7/15/15	125,000	158,188
	FGOLD 15YR 3.50% 8/1/25	406,277	423,800
	FGOLD 15YR 4.00% 8/1/25	1,511,549	1,596,319
	FGOLD 30YR 6.00% 9/1/37	26,718	28,711
	FGOLD 15YR 3.00% 1/1/27	493,352	502,924
	FGOLD 15YR 3.00% 2/1/27	1,418,125	1,445,639
	FGOLD 15YR 3.00% 2/1/27	166,057	169,279
	FGOLD 15YR 3.00% 8/1/21	17,770	18,397
	FGOLD 15YR 3.00% 9/1/26	376,276	383,576
	FGOLD 15YR 3.00% 10/1/26	16,548	16,869
	FGOLD 15YR 3.00% 10/1/26	46,164	47,060
	FGOLD 15YR 3.00% 11/1/25	13,761	14,028
	FGOLD 15YR 3.00% 11/1/26	225,176	260,127

*	Indicates Party-in-interest

**	Cost information not required for participant-directed investments

***	The PCRA includes Party-in-interest investment options 20

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value
Income Fund (continued) —

FGOLD 15YR 3.00% 12/1/26	674,227	687,308
FGOLD 15YR 3.50% 1/1/21	25,591	26,882
FGOLD 15YR 3.50% 6/1/26	366,914	382,758
FGOLD 15YR 3.50% 7/1/26	270,990	282,581
FGOLD 15YR 3.50% 7/1/26	750,372	782,800
FGOLD 15YR 3.50% 8/1/26	293,505	306,187
FGOLD 15YR 3.50% 9/1/26	16,909	17,638
FGOLD 15YR 3.50% 10/1/25	398,771	415,954
FGOLD 15YR 3.50% 11/1/25	385,457	402,102
FGOLD 15YR 3.50% 12/1/25	755,481	788,120
FGOLD 15YR 3.50% 12/1/25	30,074	31,372
FGOLD 15YR 5.00% 6/1/18	27,954	29,605
FGOLD 15YR 5.00% 11/1/17	23,021	24,371
FGOLD 15YR 5.50% 2/1/19	37,329	39,331
FGOLD 15YR 5.50% 9/1/18	23,071	24,300
FGOLD 15YR 5.50% 10/1/18	9,945	10,479
FGOLD 15YR GIANT 3.00% 9/1/27	93,610	95,426
FGOLD 15YR GIANT 3.00% 11/1/26	811,529	827,274
FGOLD 15YR GIANT 3.00% 12/1/26	332,977	339,438
FGOLD 15YR GIANT 3.50% 1/1/27	605,539	631,618
FGOLD 15YR GIANT 3.50% 9/1/26	188,499	196,656
FGOLD 15YR GIANT 3.50% 10/1/26	600,205	625,976
FGOLD 15YR GIANT 3.50% 12/1/25	11,557	12,057
FGOLD 15YR GIANT 4.00% 5/1/25	335,325	354,174
FGOLD 15YR GIANT 4.00% 6/1/26	1,075,955	1,135,702
FGOLD 15YR GIANT 4.00% 7/1/26	408,435	431,751
FGOLD 15YR GIANT 4.00% 12/1/26	200,086	211,306
FGOLD 30YR 6.00% 7/1/37	362,235	420,163
FGOLD 30YR 7.00% 4/1/32 31287SHN0	17,302	19,517
FGOLD 30YR 7.00% 4/1/32 31287SKF3	6,985	7,613
FHLMC 10/1 HYBRID ARM 2.381% 5/1/33	10,228	10,717
FHLMC 5/1 HYBRID ARM 2.399% 1/1/37	90,983	96,795
FHLMC 5/1 HYBRID ARM 2.420% 12/1/36	88,300	94,403
FHLMC 5/1 HYBRID ARM 2.633% 9/1/37	50,421	53,388
FHLMC 5/1 HYBRID ARM 2.786% 8/1/36	127,680	136,481
FHLMC 7/1 HYBRID ARM 2.476% 7/1/35	103,163	109,052

*	Indicates Party-in-interest

**	Cost information not required for participant-directed investments

***	The PCRA includes Party-in-interest investment options 21

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value
Income Fund (continued) —

FSPC_T-13 6.085% 9/25/29	891	892
FGOLD 15YR TBA (REG B) 3.00% 1/16/29	2,447,890	2,493,214
FNMA 10YR DUS 4.81% 8/1/15	388,320	409,751
FNMA 15YR 3.50% 1/1/26	21,214	22,195
FNMA 15YR 3.50% 10/1/25	788,335	824,773
FNMA 15YR 3.50% 10/1/25	168,296	176,109
FNMA 15YR 4.00% 5/1/25	234,610	248,662
FNMA 15YR 4.00% 8/1/18	281,660	298,520
FNMA 15YR 4.00% 9/1/24	251,989	267,252
FNMA 15YR 4.50% 2/1/25	474,982	505,467
FNMA 15YR 4.50% 3/1/23	15,638	16,660
FNMA 15YR 4.50% 5/1/24	15,703	16,731
FNMA 15YR 4.50% 10/1/24	291,520	310,500
FNMA 15YR 5.00% 1/1/19	51,636	55,738
FNMA 15YR 5.00% 2/1/24	199,976	215,931
FNMA 15YR 5.00% 5/1/23	204,334	217,620
FNMA 15YR 5.00% 5/1/23	152,575	164,733
FNMA 15YR 5.00% 6/1/23	166,991	177,833
FNMA 15YR 5.00% 8/1/20	241,682	260,022
FNMA 15YR 5.00% 11/1/18	22,275	23,712
FNMA 15YR 5.00% 11/1/23	103,617	111,880
FNMA 15YR 5.00% 12/1/18	100,350	106,937
FNMA 15YR 5.50% 2/1/18	17,485	18,694
FNMA 15YR 5.50% 3/1/18	36,325	38,808
FNMA 15YR 5.50% 5/1/18	3,946	4,195
FNMA 15YR 5.50% 7/1/18	46,998	49,930
FNMA 15YR 5.50% 7/1/18	13,634	14,487
FNMA 15YR 6.00% 2/1/20	15,751	16,485
FNMA 15YR 7.00% 2/1/16	2,786	2,849
FNMA 15YR 7.50% 3/1/15	1,413	1,442
FNMA 30YR 6.00% 4/1/34	264,255	297,466
FNMA 30YR 6.00% 7/1/29	205,860	231,284
FNMA 30YR 6.00% 9/1/32	141,673	159,005
FNMA 30YR 6.00% 9/1/32	178,779	200,680
FNMA 30YR 6.00% 11/1/28	31,056	34,168
FNMA 30YR 6.50% 4/1/32	50,123	55,700

*	Indicates Party-in-interest

**	Cost information not required for participant-directed investments

***	The PCRA includes Party-in-interest investment options 22

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value
Income Fund (continued) —

FNMA 30YR 6.50% 4/1/32	21,512	24,904
FNMA 30YR 6.50% 5/1/32	7,031	7,818
FNMA 30YR 7.00% 6/1/32	117,790	133,014
FNMA 30YR 7.00% 7/1/28	6,474	6,579
FNMA 30YR 7.50% 5/1/32	22,846	26,281
FNMA 10/1 HYBRID ARM 1.790% 11/1/32	7,615	8,010
FNMA 10/1 HYBRID ARM 1.790% 12/1/32	48,886	51,849
FNMA 10/1 HYBRID ARM 1.791% 11/1/33	28,514	30,022
FNMA 10/1 HYBRID ARM 1.796% 6/1/33	4,451	4,591
FNMA 10/1 HYBRID ARM 2.170% 12/1/33	6,829	7,192
FNMA 10/1 HYBRID ARM 4.918% 8/1/35	77,306	82,875
FNMA 10/1 HYBRID ARM 4.966% 3/1/34	41,149	40,987
FNMA 10/1 HYBRID ARM 5.022% 5/1/35	101,205	109,627
FNMA 10/1 HYBRID ARM 5.104% 10/1/34	20,584	21,894
FNMA 10/1 HYBRID ARM 5.135% 9/1/35	99,650	103,949
FNMA 10/1 HYBRID ARM 5.147% 8/1/34	38,116	38,965
FNMA 10/1 HYBRID ARM 5.606% 7/1/34	23,719	25,527
FNMA 10/1 HYBRID ARM 5.992% 12/1/35	35,208	36,860
FNMA 10YR 3.500% 10/1/20	78,796	82,932
FNMA 10YR DUS 5.194% 1/1/18	388,663	418,119
FNMA 10YR DUS 5.525% 7/1/16	268,201	291,398
FNMA 15YR 3.500% 1/1/26	21,493	22,491
FNMA 15YR 3.500% 1/1/26	352,514	368,868
FNMA 15YR 3.500% 2/1/26	200,742	210,034
FNMA 15YR 3.500% 2/1/26	632,774	662,089
FNMA 15YR 3.500% 8/1/26	19,001	19,881
FNMA 15YR 3.500% 8/1/27	161,658	169,329
FNMA 15YR 3.500% 10/1/26	541,487	566,475
FNMA 15YR 3.500% 10/1/26	330,828	346,190
FNMA 15YR 4.00% 11/1/26	255,916	272,754
FNMA 15YR 4.50% 5/1/24	135,182	143,860
FNMA 5/1 HYBRID ARM 2.570% 12/1/35	86,081	92,658
FNMA 5/1 HYBRID ARM 3.940% 3/1/40	280,727	298,137
FNMA 5YR DUS 4.150% 7/1/14	797,259	799,372
FNMA 7/1 HYBRID ARM 1.792% 1/1/34	54,533	56,917
FNMA 7/1 HYBRID ARM 2.247% 1/1/36	19,285	20,420

*	Indicates Party-in-interest

**	Cost information not required for participant-directed investments

***	The PCRA includes Party-in-interest investment options 23

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value
Income Fund (continued) —

FNMA 7/1 HYBRID ARM 2.249% 1/1/34	37,061	39,045
FNMA 7/1 HYBRID ARM 2.256% 1/1/36	9,731	10,255
FNMA 7/1 HYBRID ARM 2.277% 2/1/36	26,972	28,955
FNMA 7/1 HYBRID ARM 2.329% 11/1/34	28,529	30,132
FNMA 7/1 HYBRID ARM 2.400% 2/1/35	47,602	50,358
FNMA 7/1 HYBRID ARM 2.440% 10/1/34	26,267	27,821
FNMA 7/1 HYBRID ARM 2.551% 2/1/36	37,508	39,470
FNMA 7/1 HYBRID ARM 2.593% 7/1/36	27,718	30,031
FNMA 7/1 HYBRID ARM 2.620% 6/1/36	19,758	20,999
FNMA 7/1 HYBRID ARM 2.771% 3/1/36	33,645	35,296
FNMA_03-W11 3.293% 6/25/33	663	655
FNMA_03-W19 5.290% 11/25/33	13,998	14,047
FNMA_04-60 5.500% 4/25/34	71,018	76,425
FNMA 15YR TBA (REG B) 3.00% 1/16/29	2,200,000	2,245,117
FNMA 15YR TBA (REG B) 3.50% 1/16/29	5,610,000	5,866,614
FNMA 15YR TBA (REG B) 4.00% 1/16/29	1,320,000	1,398,684
GNMA_10-141 1.864% 8/16/31	72,108	72,378
GNMA_10-18 3.100% 12/16/50	12,561	12,574
FHLMC_2907 4.50% 3/15/19	8,566	8,679
FHLMC_3676 4.00% 7/15/24	157,935	163,295
FHLMC_3812 2.75% 9/15/18	304,120	314,046
FHLMC_K001 5.651% 4/25/16	516,486	561,303
FHLMC_K008 2.746% 12/25/19	361,489	376,639
FHLMC_K701 2.776% 6/25/17	240,367	248,400
FNMA_09-37 4.000% 3/25/24	208,106	218,155
FNMA_10-87 4.000% 2/25/24	98,143	101,419
FNMA_11-15 5.500% 3/25/26	301,608	325,419
FNMA_11-16 3.500% 3/25/26	74,362	77,600
FNMA_11-55 3.000% 7/25/25	480,549	507,923
FNMA_12-31 1.750% 10/25/22	1,033,396	1,035,376
GNMA_09-71 3.304% 4/16/38	22,462	22,524
GNMA_10-122 1.897% 1/16/32	139,151	139,540
GNMA_10-122 3.772% 1/16/32	81,751	82,946
GNMA_10-124 3.848% 10/16/32	30,819	31,075
GNMA_10-16 3.214% 1/16/40	56,869	57,707
GNMA_10-49 2.870% 3/16/51	36,640	36,583

*	Indicates Party-in-interest

**	Cost information not required for participant-directed investments

***	The PCRA includes Party-in-interest investment options 24

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value
Income Fund (continued) —

GNMA_11-109 2.450% 7/16/32	89,092	89,688
GNMA_11-143 3.963% 3/16/33	255,838	262,207
GNMA_11-58 2.191% 10/16/33	131,598	132,371
GNMA_12-111 2.211% 4/16/47	218,428	219,708
GNMA_12-142 1.105% 5/16/37	358,359	353,650
GNMA_12-55 1.750% 8/16/33	391,692	392,128
GNMA_12-86 1.558% 4/16/40	352,333	350,261
GNMA_13-105 1.705% 2/16/37	538,104	534,941
GNMA_13-12 1.410% 10/16/42	390,806	385,452
GNMA_13-126 1.540% 4/16/38	287,210	285,974
GNMA_13-138 2.150% 8/16/35	317,499	318,157
GNMA_13-140 1.650% 2/16/38	848,395	842,798
GNMA_13-146 2.000% 8/16/40	838,882	837,928
GNMA_13-17 1.558% 10/16/43	298,391	295,217
GNMA_13-2 1.600% 12/16/42	439,993	436,535
GNMA_13-30 1.500% 5/16/42	790,560	779,268
GNMA_13-32 1.900% 1/16/42	500,145	497,010
GNMA_13-33 1.061% 7/16/38	713,141	699,057
GNMA_13-35 1.618% 2/16/40	700,557	695,730
GNMA_13-40 1.511% 10/16/41	313,461	310,148
GNMA_13-45 1.450% 10/16/40	352,516	348,000
GNMA_13-52 1.150% 6/16/38	392,631	384,909
GNMA_13-57 1.350% 6/16/37	670,733	661,801
GNMA_13-73 1.350% 1/16/39	314,942	310,077
GNMA_13-78 1.624% 7/16/39	177,235	174,878
GNMA_13-194 2.250% 5/16/38	250,000	251,387
PRIVATE EXPT FDG CORP 5.45% 9/15/17	345,000	395,039

*	Indicates Party-in-interest

**	Cost information not required for participant-directed investments

***	The PCRA includes Party-in-interest investment options 25

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value
Income Fund (continued) —

	Wrappers:
	Bank of America Wrapper	5,615
	RBC II Wrapper	2,828
	IXIS Wrapper	4,417
	RBC I Wrapper	2,281
	Pacific Life Wrapper	4,887
	Monumental V Wrapper	2,881
	Monumental II Wrapper	1,667
	Total Income Fund	131,525,981

*	Loans to Participants
	Various Loans, 3.25% — 9.5% due through 2043	30,954,826
	Less: Deemed distributions	(404,958)
	Net participant loans	30,549,868

	Assets Held at End of Year per Form 5500	$1,447,615,996

*	Indicates Party-in-interest

**	Cost information not required for participant-directed investments

***	The PCRA includes Party-in-interest investment options 26

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERIPRISE FINANCIAL, INC.
(Registrant)

Date:	June 26, 2014	By	/s/ Michelle Rudlong
Michelle Rudlong
Delegate
Employee Benefits Administration Committee

EXHIBIT INDEX

Exhibit        Description

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
We hereby consent to the incorporation by reference in the Registration Statements (Forms S-8 No. 333-128790 and No. 333-156074) of Ameriprise Financial, Inc. of our report dated June 26, 2014, relating to the financial statements and supplemental schedule of the Ameriprise Financial 401(k) Plan included in this Annual Report on Form 11-K for the year ended December 31, 2013.

/s/ PricewaterhouseCoopers LLP
Minneapolis, Minnesota
June 26, 2014